SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)


                        Sport-Haley Inc.
                 -------------------------------
                        (Name of Issuer)

                   Common Stock, no par value
                 -------------------------------
                 (Title of Class of Securities)

                            848925103
                       ------------------
                         (CUSIP Number)


                        Robert T. Arnold
                       Meridian Fund, Ltd.
                    601 Jefferson, Suite 4000
                      Houston, Texas 77002
                         (713) 651-2310
                    ------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                           May 6, 1996
                    ------------------------
                  (Date of Event which Requires
                    Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement  [X].

                          SCHEDULE 13D

CUSIP No. 848925103


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Meridian Fund, Ltd.
     76-0434398


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [  ]
     (b)  [ X ]


3    SEC USE ONLY


4    SOURCE OF FUNDS

     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
     [  ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas


               7    SOLE VOTING POWER

               COMMON STOCK      142,000


  NUMBER OF

   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY     COMMON STOCK            0
    EACH

 REPORTING     9    SOLE DISPOSITIVE POWER
  PERSON
   WITH        COMMON STOCK      142,000



               10   SHARED DISPOSITIVE POWER

               COMMON STOCK            0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

               COMMON STOCK      142,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

     [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               COMMON STOCK         3.3%


14   TYPE OF REPORTING PERSON

     PN

Item 1.  Security and Issuer.

     The security to which this statement relates is the Common Stock, no par value per share (the "Common Stock"), of Sport-Haley Inc., a Colorado corporation (the "Company"). The principal offices of the Company are located at 12364 West Almeda Parkway, Lakewood, Colorado 80228.


Item 2.  Identity and Background.

     This Schedule 13D is filed by Meridian Fund, Ltd. ("Meridian"). Meridian is a Texas limited partnership, whose principal executive offices are located at 601 Jefferson, Suite 4000, Houston, Texas 77002. Meridian is an investment fund whose objective is to achieve capital growth primarily through long-term investments in the equity or equity-related securities of a relatively small number of companies.

     Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning (i) each executive officer and director (or similar person) of Meridian, (ii) each person controlling Meridian and
(iii) each executive officer and director (or similar person) of such controlling person.

     The general partner of Meridian is Meridian Advisors, Ltd., a Texas limited partnership whose principal executive offices are located at 601 Jefferson, Suite 4000, Houston, Texas 77002. The general partner of Meridian Advisors, Ltd. is Meridian Group, Inc., whose principal executive offices are located at 601 Jefferson, Suite 4000, Houston, Texas 77002.
Meridian Group, Inc. is currently owned and controlled by Charles Miller and Robert T. Arnold. No other person controls Meridian.

     Charles Miller has his principal business address at 601 Jefferson, Suite 4000, Houston, Texas 77002. His principal occupation is as Chairman of Meridian Advisors, Ltd., which has its principal business address at 601 Jefferson, Suite 4000, Houston, Texas 77002. He is a citizen of the United States.

     Robert T. Arnold has his principal business address at 601 Jefferson, Suite 4000, Houston, Texas 77002. His principal occupation is as President and Chief Executive Officer of Meridian Advisors, Ltd., which has its principal business address at 601 Jefferson, Suite 4000, Houston, Texas 77002. He is a citizen of the United States.

     The executive officers of Meridian Group, Inc. are: Charles Miller (Chairman of the Board) and Robert T. Arnold (President, Chief Executive Officer, Secretary and Treasurer). The directors of Meridian Group, Inc. are:
Charles Miller and Robert T. Arnold. Information concerning Mr. Miller and Mr. Arnold is furnished above.

     During the last five years, none of Meridian, Meridian Advisors, Ltd., Meridian Group, Inc., Mr. Miller or Mr. Arnold has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Meridian, Meridian Advisors, Ltd., Meridian Group, Inc., Mr. Miller or Mr. Arnold has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds required by Meridian to purchase its initial holdings of shares of the Common Stock from the Company was $619,922. All funds used to purchase such securities were obtained from the working capital of Meridian and no part of the purchase price for the securities consisted of borrowed funds.

     From October 31, 1994 through November 28, 1994, Meridian used an additional aggregate amount of $324,374 to purchase additional Common Stock of the Company. All funds used to purchase such securities were obtained from the working capital of Meridian and no part of the purchase price for the securities consisted of borrowed funds.

     From January 16, 1995 through June 29, 1995, Meridian used an additional aggregate amount of $448,094 to purchase additional Common Stock of the Company. All funds used to purchase such securities were obtained from the working capital of Meridian and no part of the purchase price for the securities consisted of borrowed funds.

Item 4.  Purpose of Transaction.

     The purpose of the purchase of the Common Stock by Meridian is for general investment purposes.

     Meridian intends to review continuously its equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Meridian may determine to increase or decrease its equity interest in the Company by acquiring additional shares of Common Stock or by disposing of all or a portion of its holdings of Common Stock, subject to any applicable legal and contractual restrictions on its ability to do so.

     Meridian made the following purchases of Common Stock through broker transactions: 7/11/94: 60,000 shares, 7/13/94: 30,000 shares, 7/28/94:
1,000 shares, 8/23/94: 11,500 warrants that were subsequently converted into 11,500 shares, and 8/24/94: 9,000 shares.

     Meridian made the following additional purchases of Common Stock through broker transactions: 10/31/94: 10,000 shares, 11/16/94: 10,000 shares, 11/22/94: 12,000 shares and 11/28/94: 15,000 shares. Meridian made the following additional purchases of Common Stock through broker transactions: 1/16/95: 24,000 shares, 6/27/95: 10,500 shares and 6/29/95:
15,000 shares.

     Sales of Common Stock through various broker transactions by Meridian through May 6, 1996 reduced its ownership to 142,000 shares.

     Except as set forth herein, Meridian does not have any plans or proposals which would relate to or result in:

     (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) - (b) At the date hereof, Meridian has the sole power to vote and dispose of 142,000 shares of the Common Stock. The Common Stock held by Meridian represents approximately 3.3% of the 4,276,800 shares of Common Stock outstanding as of May 6, 1996, based on information set forth in the Company's recent Registration Statement filed with the Securities and Exchange Commission.

     Except as described herein, Meridian does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Common Stock.

     To the knowledge of the Meridian, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Common Stock.

     (c) Except as stated herein, no transactions in shares of Common Stock were effected during the past 60 days by Meridian or, to the best of its knowledge, any of the individuals identified in Item 2.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
       Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  May 15, 1996


                         Meridian Fund, Ltd.

                         By Meridian Advisors, Ltd., its General Partner

                         By Meridian Group, Inc., its General Partner
                         By:/s/ Robert T. Arnold
                         Name: Robert T. Arnold
                         Title: President and Chief Executive Officer